

Eric J. Gervais, Esq.
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
P.O. Box 219777
Kansas City, MO 64112

Re: Tortoise Power and Energy Income Company (the "Fund")
        File Numbers 811-22106 & 333-145105

Dear Mr. Gervais:

On August 3, 2007, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). The Fund is a non-diversified closed-end management company regulated under the Investment Company Act of 1940 ("1940 Act"). The filing was made to register common shares of the Fund. We will review the Fund's financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

Our comments regarding the filing are set forth below.

General

1.   We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

2.   The pricing table on the facing page discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

3.   With respect to the Fund's derivative transactions, add disclosure indicating that the Fund will segregate assets as required by various interpretive and no-action letters issued by the staff.

4.   Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements. In this connection indicate whether the NASD did not object to the payments by the adviser of the structuring fee, additional compensation, and other expenses in connection with the sale of Fund shares as discussed under the caption "Underwriting." Indicate also whether the NASD aggregated such payments with sales loads, sales incentives or other fees for purposes of determining compliance with NASD guidelines on maximum underwriter compensation.

5.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, reformat the disclosures appearing in all capital letters under the caption "Selling Restrictions." Please use a different means to make the disclosure prominent. Define the terms "infrastructure assets", "mezzanine securities", and "inelastic demand profile."

Prospectus Cover

6.	Add the disclosure required by Rule 481(d) under the Securities Act regarding over-allotments, stabilization or any other transaction designed to affect the price of the security.

7.	Confirm that the paragraphs that immediately precede and follow the price table, as well as the table, will appear on the outside front cover page.

8.	Disclosure in the pricing table under the line item "Estimated Offering Expenses" should be moved to a footnote. *See* Instruction 6 to Item 1 of the Form N-2.

Prospectus

9.	Disclosure captioned "Prospectus Summary – Our Advisor," discusses the tax treatment of master limited partnerships and the advisor's assets under management. Explain to the staff the relevance of this discussion in the Fund's filing.

10.	The next sub-caption, "Prospectus Summary – Investment Strategy," discusses the Fund's investment strategy and notes that: "Under normal circumstances, we plan to invest at least 80% of our total assets . . . in securities of companies that derive a majority of their revenue from power or energy operations. Revise this disclosure so as to specify that the underlined term means more than 50%.

11.	The next sub-caption, "Prospectus Summary – Market Opportunity," discusses several factors supporting the Fund's view that the power industry possesses attractive investment opportunities. For example, the discussion "Aged and Underinvested Electricity Infrastructure Grid" indicates that much of the nation's transmission equipment may be approaching the end of its useful life. Revise this disclosure to discuss briefly the expected life of such structures as power lines, power poles and the other equipment referenced in the disclosure. The next sub-caption, "Strong Supply and Demand Fundamentals" discusses the expected growth rate in the demand for electricity through the year 2030. State in your response letter when the cited estimates were made.

A second set of bullets discusses several factors supporting the Fund's view that the energy industry possesses attractive investment opportunities. However, several such factors would appear to constitute merely statements of the Fund's or management's belief. Explain to the staff why these matters are characterized as factors.

12.   As stated under the caption "Prospectus Summary – Portfolio Securities," the Fund will invest in, among others, investment companies. If the Fund may invest in unregistered funds, such as hedge funds or funds that are excepted from the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate disclosure.

        This caption also discloses that the Fund may engage in selling covered call options on securities, indices or certain ETFs. In connection with the Fund's options activity, disclose the percentage of assets to be devoted to this activity, the features and risks of engaging in covered calls, whether these options will trade on an exchange or OTC, and whether they are expected to be American or European style options. Disclose also that this strategy reduces capital gain potential.

13.   Revise the sub-caption "Prospectus Summary – Principal Investment Strategies" to disclose that the Fund's 80% test is measured at the time of each new investment.

14.   Revise the discussion captioned "Forward-Looking Statements" to clarify that any forward-looking statements contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. Also delete the following sentence or explain to us why you have no statutory duty to update the prospectus during an offering when material events occur that affect the accuracy of the disclosure: "We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus."

15.   With respect to the fee table, revise the line item "Leverage Costs" so as to refer to "Interest payments on borrowed funds." *See* Item 3 of Form N-2. Move the footnotes appearing after "Total Annual Expenses" so as to follow the Example. In light of the Fund's contemplated leverage, delete footnote 8.

16.   Disclosure captioned "Risks – Income Securities Risk - Liquidity Risk" states: "We may invest without limitation in Income Securities for which there is no readily available trading market or that are otherwise illiquid, including certain below investment grade bonds. Identify the types of junk bonds referred to by the underlined term.

17.   Explain the following underlined term appearing under the discussion sub-captioned "Mezzanine Investments Risk": "We may invest in certain lower grade securities known as "Mezzanine Investments . . ." Please disclose the credit quality of the mezzanine instruments.

18.   Disclosure captioned "Non-U.S. Dollar Denominated Securities" states that: "We may invest up to 50% of our total assets in non-U.S. dollar denominated securities." If the Fund may invest in foreign securities, add appropriate strategy and risk disclosure.

        Other disclosure under this sub-caption states: "We do not currently intend to reduce or hedge our exposure to non-U.S. currencies, other than in connection with our exposure to dividends received or receivable in non-U.S. currencies and in connection with hedging forward commitments." Disclose the derivative techniques that may be used in connection with such hedging.

The discussion of leverage in the next paragraph should be relocated to a more appropriate segment.

19.   Subsequent disclosure sub-captioned "Risks – Leverage Risk" indicates that: ". . . we may grant a security interest in our assets when we undertake leverage." Disclose the amount that may be pledged under a security interest.

20.   Revise the sub-caption "Risks – Concentration Risk." The discussion thereunder is devoted entirely to the Fund's status as a non-diversified company, rather than concentration in an industry. Revise the heading and/or disclosure accordingly, (e.g., change "Concentration" to "Non-Diversification" in the heading). Also, please disclose in the prospectus the risks of concentrating in the power and energy industries.

21.   The discussion captioned "Risks – Dilution Risk" states that: "If you purchase our common shares in this offering, <u>you will experience immediate dilution</u> of $ per share because the price that you pay will be greater than the pro forma NAV per share of the shares you acquire." Section 23(b) of the 1940 Act states: No registered closed-end company shall sell any common stock of which it is the issuer at <u>a price below the current net asset value</u> of such stock, exclusive of any distributing commission or discount . . ." Accordingly, the gross offering proceeds, less commissions, must equal the Fund's net asset value. <u>*See*</u> *General Public Service Corporation,* (publicly available June 24, 1963). Reconcile the disclosure with the statutory requirement.

22.   Make the following indicated changes in the sentence appearing under the caption "Dividend Reinvestment Plan": "There will be no brokerage charges with respect to shares issued directly by us as a result of distributions payable ~~either~~ in shares ~~or in cash~~."

Statement of Additional Information

23.   Consider deleting from the Statement of Additional Information the discussion captioned "Management of the Company." The entire discussion appears in the prospectus.

      *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, October 01, 2007